May 2, 2013

Jonathan Wiggins                VIA EDGAR
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Sun Communities, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 25, 2013
File No. 001-12616

Dear Mr. Wiggins:
This letter contains our response to the comment from the Staff of the Commission contained in your letter dated April 19, 2013. For convenience of reference, the comments contained in your letter are reprinted below in italics and are followed by our corresponding response.

1.
Please tell us how you determined that the acquisition of a manufactured housing community and the acquisition of an RV community each constitute a business combination rather than an asset acquisition. Please refer to the applicable accounting literature you utilized in coming to this determination.

Company Response:
The Company believes Accounting Standards Codification 805 Business Combinations (“ASC 805”) is the applicable accounting literature to evaluate whether an acquisition constitutes a business acquisition or an asset acquisition. We believe the specific paragraphs include 805-10-55-4 through 805-10-55-8.

In evaluating our recent manufactured housing and recreational vehicle acquisitions, we believe these acquisitions meet the criteria established for the acquisition of a business and not those of an asset acquisition because we have satisfied the requirements necessary to meet the input, process and output elements defined in ASC 805.

In considering the input element, whether manufactured housing or recreational vehicle, we believe the acquisition of the long-lived real estate assets (land, land improvements, buildings, and site improvements) qualify as economic resources that meet the criteria outlined in ASC 805-10-55-4 as an input. The communities acquired immediately become operating assets of the Company that are in service and available for use by the residents or tenants inhabiting the communities under existing leases or those that desire to use these assets under future leases, thus creating inputs of a business.

In addition, upon acquisition the Company evaluates the key processes in place at the communities and generally incorporates the key processes of the Company into the normal operations of the communities. Key processes include those around the initiation of leases or reservations, a program to sell or market the communities, a program of continuous repairs and maintenance and planned capital expenditures. The Company believes these key processes enhance the quality of the assets and ensure the continued improvement to them. These processes are expected to produce an output that provides a tenant or lessee an enjoyable and satisfying experience at our communities and the Company an adequate amount of consideration for the benefits provided. Because of this, we believe both the process and output criteria have been achieved.

In further evaluating the process element, we note the Company as a market participant in the business combination immediately moves to retain key employees of the acquired manufactured or recreational vehicle communities. In doing

Mr. Jonathan Wiggins
May 2, 2013

so, these individuals are quickly trained on the operating processes of the Company that become the operating processes of the acquired business as indicated in the preceding paragraph. The Company has an established history of operating processes necessary to successfully own and operate both manufactured housing and recreational vehicle communities. This serves to further enhance our evaluation of meeting the process element.

In summary, after carefully considering the elements necessary to constitute a business combination, we are satisfied the necessary criteria have been achieved. The manufactured housing and recreational vehicle communities acquired represent an integrated set of activities that can be conducted and managed as separate businesses by the Company producing separate outcomes beneficial to the Company and its stakeholders.

As you requested in the original letter, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 248-208-2500.
Respectfully yours,

Sun Communities, Inc.

By:    /s/ Karen J. Dearing
Karen J. Dearing, Chief Financial Officer